UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELE NORTE LESTE RESUMES SHARE BUYBACK PROGRAM

Rio de Janeiro, Brazil - January 26, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A.
(NYSE: TNE) announced today that its Board of Directors authorized management to resume the Share Buyback Program.

The decision to authorize a resumption of the program took into account the condition of the
Brazilian economy, the currently depressed prices of the Company’s shares in the market and the recommended practice of returning cash to the shareholders.

The program allows the Company to repurchase a maximum of 3,458,000 common and
20,431,242 preferred shares, corresponding to less than 10% of the Company’s total free float
(excluding shares held in treasury) of each respective class.

The buyback program is in effect from the date of this announcement, for a period of 90 days, until and including April 26, 2005.

For more information, please contact:

TNE – INVESTOR RELATIONS Email: invest@telemar.com.br Roberto Terziani 55 (21) 3131-1208 Carlos Lacerda 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416; Fax: 1-646-284-9494